UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D (Rule 13d-101)

Under the Securities Exchange Act of 1934
(Amendment No.     )*

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
13d-2(a)

AEP Industries Inc.

(Name of Issuer)

Common Stock, par value $.01

(Title of Class of Securities)

001031103

(CUSIP Number)

John F. Hartigan, Esq.
Morgan, Lewis & Bockius LLP
300 S. Grand Avenue
Los Angeles, CA 90071
(213) 612-2500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 12, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 001031103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Borden Holdings, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 2,174,418 shares of Common Stock

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 2,174,418 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,174,418 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 26.0%

14.	Type of Reporting Person (See Instructions) OO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) BHI Acquisition Corp.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 2,174,418 shares of Common Stock

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 2,174,418 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,174,418 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 26.0%

14.	Type of Reporting Person (See Instructions) CO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) BHI Investment, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 2,174,418 shares of Common Stock

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 2,174,418 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,174,418 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 26.0%

14.	Type of Reporting Person (See Instructions) OO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Apollo Investment Fund V, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 2,174,418 shares of Common Stock

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 2,174,418 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,174,418 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 26.0%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Apollo Overseas Partners V, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 2,174,418 shares of Common Stock

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 2,174,418 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,174,418 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 26.0%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Apollo Netherlands Partners V (A), L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 2,174,418 shares of Common Stock

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 2,174,418 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,174,418 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 26.0%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Apollo Netherlands Partners V (B), L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 2,174,418 shares of Common Stock

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 2,174,418 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,174,418 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 26.0%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Apollo German Partners V GmbH & Co. KG

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Germany

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 2,174,418 shares of Common Stock

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 2,174,418 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,174,418 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 26.0%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) AP-BHI Investments, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 2,174,418 shares of Common Stock

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 2,174,418 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,174,418 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 26.0%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Apollo Management V, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 2,174,418 shares of Common Stock

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 2,174,418 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,174,418 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 26.0%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Apollo Advisors V, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 2,174,418 shares of Common Stock

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 2,174,418 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,174,418 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 26.0%

14.	Type of Reporting Person (See Instructions) PN

Responses to each item of this Statement on Schedule 13D are incorporated by reference into the response to each other item, as applicable.
Item 1.	Security and Issuer

This  Statement on Schedule 13D relates to the shares of common stock, par value $.01 (the “Common Stock”), of AEP Industries Inc. (“AEP” or the “Issuer”).  The principal executive offices of AEP are located at 125 Phillips Avenue, South Hackensack, New Jersey 07606.

Item 2.	Identity and Background

This  Schedule 13D is filed jointly by (i) Borden Holdings, LLC, a Delaware limited liability company (“Holdings”), (ii) BHI Acquisition Corp., a Delaware corporation (“BHI Corp”), (iii) BHI Investment, LLC, a Delaware limited liability company (“BHI Investment”), (iv) Apollo Investment Fund V, L.P., a Delaware limited partnership (“Investment V”), (v) Apollo Overseas Partners V, L.P., a limited partnership registered in the Cayman Islands (“Overseas V”), (vi) Apollo Netherlands Partners V (A), L.P., a limited partnership registered in the Cayman Islands (“Netherlands A”), (vii) Apollo Netherlands Partners V (B), L.P., a limited partnership registered in the Cayman Islands (“Netherlands B”), (viii) Apollo German Partners V GmbH & Co. KG, a limited partnership registered in Germany (“German V”), (ix) AP-BHI Investments, L.P., a Delaware limited partnership (“AP-BHI,” and collectively with Investment V, Overseas V, Netherlands A, Netherlands B and German V, the “Funds”), (x) Apollo Management V, L.P., a Delaware limited partnership (“Management”) and (xi) Apollo Advisors V, L.P., a Delaware limited partnership (“Advisors”).  Holdings, BHI Corp, BHI Investment, the Funds, Management and Advisors are referred to collectively as the “Reporting Persons.”  AIF V Management, Inc., a Delaware corporation (“AIFVM”), is the general partner of Management and Apollo Capital Management V, Inc., a Delaware corporation (“Capital Management V”), is the general partner of Advisors.

Holdings is principally engaged in the business of investment in securities of the Issuer.  BHI Corp and BHI Investment were formed to acquire Borden Holdings, Inc., a Delaware Corporation (“Borden Corp”), which is the predecessor of Holdings.  The Funds are principally engaged in the business of investing in securities.  BHI Corp is the sole member of Holdings and BHI Investment is the sole stockholder of BHI Corp.  Each of the Funds is a member of BHI Investment.  Management is principally engaged in the business of serving as the manager of each of the Funds.  Advisors is principally engaged in the business of providing advice regarding investments by and serving as the general partner of the Funds.  AIFVM is principally engaged in the business of serving as the general partner of Management Capital Management V is principally engaged in the business of serving as general partner to Advisors.

The address of the principal office of Holdings is Plaza 273, Suite 211, 56 West Main Street, Newark, Delaware 19702.  The address of the principal office of each of the Reporting Persons other than Holdings, and of AIFVM and Capital Management V is Two Manhattanville Road, Purchase, New York 10577.

Attached as Appendix A to Item 2 is information concerning the executive officers and directors of AIFVM and Capital Management V and other entities as to which such information is required to be disclosed in response to Item 2 and General Instruction C to Schedule 13D.

None of the Reporting Persons, AIFVM, Capital Management V nor any of the persons or entities referred to in Appendix A to Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

On August 12, 2004, BHI Investment acquired all of the issued and outstanding capital stock of Borden Corp, which principally held the chemical business of Borden Corp in addition to 2,174,418 shares of Common Stock of the Issuer, for approximately $280 million in cash.  BHI Investment contributed its shares of capital stock of Borden Corp to BHI Corp, its wholly owned subsidiary.  Borden Corp, which was the predecessor to Holdings transferred the majority of its assets to BHI Corp, including the chemical business, and subsequently converted into a Delaware limited liability company, changing its name to Borden Holdings, LLC.  At the conclusion of the transactions described in this Item 3, Holdings was the record holder of 2,174,418 shares of Common Stock.

BHI Investment obtained the funds used to acquire the capital stock of Borden Corp as described above from capital contributions through its investors.
Item 4.	Purpose of Transaction

All of the shares of Common Stock of the Issuer reported herein were acquired in 1996 in connection with the Issuer’s purchase of the packaging business of Borden Corp, as previously reported in the Statement on Schedule 13D filed by Borden Corp and the other reporting persons as identified therein on July 1, 1996.  The Reporting Persons retain the right to from time to time acquire additional shares of Common Stock or other securities of the Issuer, or to sell or otherwise dispose of all or part of the Common Stock or other securities of the Issuer, if any, beneficially owned by them, in any manner permitted by law.  The Reporting Persons may engage from time to time in ordinary course transactions with financial institutions with respect to the securities described herein.  Except as otherwise disclosed herein, none of the Reporting Persons currently has any agreements which would be related to or would result in any of the matters described in Items 4(a)-(j) of the Instructions to Schedule 13D.  However, as part of the ongoing evaluation of this investment and investment alternatives, the Reporting Persons may consider such matters and, subject to applicable law, may formulate a plan with respect to such matters, and, from time to time, may hold discussions with or make formal proposals to management or the Board of Directors of the Issuer, other stockholders of the Issuer or other third parties regarding such matters.

Item 5.	Interest in Securities of the Issuer

The shares of Common Stock shown as beneficially owned by BHI Corp and BHI Investment include the 2,174,418 shares of Common Stock held of record by Holdings.  The shares of Common Stock shown as beneficially owned by each of the Funds include the shares of Common Stock held of record by Holdings, which may be viewed to be controlled by its sole member, BHI Corp, which may be viewed to be controlled by its sole stockholder, BHI Investment, which may be viewed to be controlled by the Funds as a group.  The shares of Common Stock shown as beneficially owned by Management and Advisors include the shares of Common Stock shown as beneficially owned by each of the Funds, BHI Investment, BHI Corp and Holdings.  AIFVM may also be deemed to beneficially own the shares of common stock shown as beneficially owned by Holdings, BHI Corp, BHI Investment, each of the Funds and Management.  Capital Management V may also be deemed to beneficially own the shares of common stock shown as beneficially owned by Holdings, BHI Corp, BHI Investment, each of the Funds and Advisors.  BHI Corp, BHI Investment, the Funds, Management, Advisors, AIFVM and Capital Management V each disclaim beneficial ownership of the shares of the Issuer’s Common Stock held of record by Holdings and the filing of this Schedule 13D shall not be construed as an admission that any such person is the beneficial owner of any such securities.  See Item 6 with respect to Holdings’ right to designate members to the Issuer’s Board of Directors.

(a)   See the information contained on the cover pages to this Schedule 13D which is incorporated herein by reference.  The percentage of the class beneficially owned by each Reporting Person is based on 8,376,639 outstanding shares of Common Stock of the Issuer, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended April 30, 2004 as filed on June 14, 2004.

(b) See the information contained on the cover pages to this Schedule 13D which is incorporated herein by reference.
(c) There have been no reportable transactions with respect to the Common Stock of the Issuer within the last 60 days by the Reporting Persons, except as described in this Schedule 13D.
(d) None.
(e) Not applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On June 20, 1996, in connection with the sale of its packaging division to the Issuer and its acquisition of shares of Common Stock of the Issuer, Borden, Inc. (a subsidiary to Borden Corp which later transferred the shares of Common Stock of the Issuer to Borden Corp) and the Issuer entered into an agreement concerning the corporate governance of the Issuer after the date thereof (the “Governance Agreement”).  Under the terms of the Governance Agreement, (i) subject to changes in the size of the board of directors of the Issuer and changes in Holdings’s percentage ownership of the Issuer, Holdings may designate four of the 10 total members on the board of directors of the Issuer (Holdings has designated principals of Management to serve as members of the Issuer’s Board of Directors), (ii) as long as Holdings has the right to designate at least two members of the board of directors of the Issuer pursuant to the terms of the Governance Agreement, Holdings has certain rights to subscribe for additional shares of Common Stock issued by the Issuer, (iii) the approval of at least 66 2/3% of the directors of the Issuer, and as long as Holdings holds at least 25% of the outstanding shares of Common Stock, at least one of the directors designated by Holdings,  is required for certain corporate actions of the Issuer, and (iv) Holdings has the right to require the Issuer to register under applicable federal and state securities laws, the shares of Common Stock acquired by Borden, Inc. in 1996, including any shares of Common Stock issued with respect to such shares as a result of any dividends or stock splits.  See the Governance Agreement, which is filed as an exhibit to this Schedule 13D and is incorporated into this Item 6 by reference.

Item 7.	Material to Be Filed as Exhibits
Exhibit 1:	Joint Filing Agreement.
Exhibit 2:

Governance Agreement dated as of June 20, 1996 between Borden, Inc. and the Issuer (incorporated herein by reference to Exhibit C-2 to the Issuer’s Current Report on Form 8-K, File No. 000-14450, as filed on July 3, 1996), as amended by Amendment No. 1 dated as of October 11, 1996, between Borden, Inc. and the Issuer (incorporated herein by reference to Exhibit 2(b) to the Issuer’s Current Report on Form 8-K, File No. 000-14450, as filed on October 23, 1996).

Signature

After reasonable inquiry and to the best knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement with respect to such person is true, complete and correct.

Date:	August 23, 2004	BORDEN HOLDINGS, LLC

		BY:	BHI Acquisition Corp.
its member

			By:	/s/ Ellen Berndt
Ellen Berndt
Secretary

Date:	August 23, 2004	BHI ACQUISITION CORP.

			By:	/s/ Ellen Berndt
Ellen Berndt
Secretary

Date:	August 23, 2004	BHI INVESTMENT, LLC

			By:	/s/ Robert Seminara
Robert Seminara
Treasurer

Date:	August 23, 2004	APOLLO INVESTMENT FUND V, L.P.

		By:	APOLLO ADVISORS V, L.P.
Its General Partner

			By:	APOLLO CAPITAL MANAGEMENT V, INC.
Its General Partner

				By:	/s/ Patricia M. Navis
Patricia M. Navis
Vice President

Date:	August 23, 2004	APOLLO OVERSEAS PARTNERS V, L.P.

		By:	APOLLO ADVISORS V, L.P.
Its General Partner

			By:	APOLLO CAPITAL MANAGEMENT V, INC.
Its General Partner

				By:	/s/ Patricia M. Navis
Patricia M. Navis
Vice President

Date:	August 23, 2004	APOLLO NETHERLANDS PARTNERS V (A), L.P.

		By:	APOLLO ADVISORS V, L.P.
Its General Partner

			By:	APOLLO CAPITAL MANAGEMENT V, INC.
Its General Partner

				By:	/s/ Patricia M. Navis
Patricia M. Navis
Vice President

Date:	August 23, 2004	APOLLO NETHERLANDS PARTNERS V (B), L.P.

		By:	APOLLO ADVISORS V, L.P.
Its General Partner

			By:	APOLLO CAPITAL MANAGEMENT V, INC.
Its General Partner

				By:	/s/ Patricia M. Navis
Patricia M. Navis
Vice President

Date:	August 23, 2004	APOLLO GERMAN PARTNERS V GmbH & CO. KG

		By:	APOLLO ADVISORS V, L.P.
Its General Partner

			By:	APOLLO CAPITAL MANAGEMENT V, INC.
Its General Partner

				By:	/s/ Patricia M. Navis
Patricia M. Navis
Vice President

Date:	August 23, 2004	AP-BHI INVESTMENTS, L.P.

		By:	APOLLO ADVISORS V, L.P.
Its General Partner

			By:	APOLLO CAPITAL MANAGEMENT V, INC.
Its General Partner

				By:	/s/ Patricia M. Navis
Patricia M. Navis
Vice President

APOLLO MANAGEMENT V, L.P.

		By:	AIF V MANAGEMENT, INC.
Its General Partner

			By:	/s/ Patricia M. Navis
Patricia M. Navis
Vice President

Date:	August 23, 2004	APOLLO ADVISORS V, L.P.

		By:	APOLLO CAPITAL MANAGEMENT V, INC.
Its General Partner

			By:	/s/ Patricia M. Navis
Patricia M. Navis
Vice President

APPENDIX A

The following sets forth information with respect to certain of the executive officers and directors of AIFVM and Capital Management V.  Capitalized terms used herein without definition have the meanings assigned thereto in the Schedule 13D to which this Appendix A relates.

The directors and principal executive officers of AIFVM and Capital Management V are Messrs. Leon D. Black and John J. Hannan.  The principal occupations of each of Messrs. Black and Hannan is to act as executive officers and directors of AIFVM, Capital Management V and other related investment managers.  Messers. Black and Hannan are also founding principals of Apollo Advisors, L.P. and its successive and affiliated investment managers (collectively “Apollo Advisors”), including Advisors, with respect to the Apollo investment funds.

The business address of each of Messrs. Black and Hannan is c/o Apollo Management, L.P., 9 West 57th Street, 43rd Floor, New York, New York 10019 and Messers. Black and Hannan are each a citizen of the United States.  Each of Messrs. Black and Hannan disclaims beneficial ownership of the Common Stock beneficially owned by the Reporting Persons.